UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*
ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

278768 106
 (CUSIP Number)

 Dean A. Manson
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

 May 30, 2018
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 25,722,713 VOTING SHARES (1) 1,600,000 SIXTY DAY SHARES (2)
8. SHARED VOTING POWER 12,903,552 OTHER SHARES (3)
9. SOLE DISPOSITIVE POWER 25,722,713 VOTING SHARES (1) 1,600,000 SIXTY DAY SHARES (2)
10. SHARED DISPOSITIVE POWER 12,903,552 OTHER SHARES (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 40,226,265

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 45.8% (4)

14.	TYPE OF REPORTING PERSON IN

(1) “Voting Shares” include all shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 700,678 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 25,018,330 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(2)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent: (i) 47 shares of Class A Common Stock beneficially owned by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares investment control and voting power with Mrs. Ergen; (v) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; (vi) 4,890,958 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Three-Year 2017 SATS GRAT (the “2017 May GRAT”); and (vii) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2017 SATS GRAT (the “2017 November GRAT”).

(4) Based on 48,407,504 shares of Class A Common Stock outstanding on May 29, 2018 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 30, 2018. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 30, 2018, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to beneficially own would be approximately 41.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 72.4% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 30, 2018).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 12,891,206 VOTING SHARES (1)
8. SHARED VOTING POWER 25,735,059 OTHER SHARES (2)
9. SOLE DISPOSITIVE POWER 12,891,206 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER 25,735,059 OTHER SHARES (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 38,626,265

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 44.7% (3)

14.	TYPE OF REPORTING PERSON IN

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of EchoStar of which Mrs. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 4,890,958 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2017 May GRAT; and (iv) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2017 November GRAT. Mrs. Ergen exercises voting and dispositive power with respect to the 2017 May GRAT and the 2017 November GRAT independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(2)  “Other Shares” represent: (i) 700,678 shares of Class A Common Stock beneficially owned by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares investment control and voting power with Mr. Ergen; (v) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; and (vi) 25,018,330 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) Based on 48,407,504 shares of Class A Common Stock outstanding on May 29, 2018 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to beneficially own would be approximately 40.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 72.3% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Three-Year 2017 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,890,958 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 4,890,958 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 4,890,958

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.2% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2017 May GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 48,407,504 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2017 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2017 May GRAT may be deemed to beneficially own would be approximately 5.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2017 May GRAT beneficially owns equity securities of EchoStar representing approximately 9.3% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year 2017 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 8,000,000 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 8,000,000 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 8,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 14.2% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2017 November GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 48,407,504 shares of Class A Common Stock outstanding on May 29, 2018 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2017 November GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2017 November GRAT may be deemed to beneficially own would be approximately 8.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2017 November GRAT beneficially owns equity securities of EchoStar representing approximately 15.2% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

ITEM 2.    Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2017 May GRAT; and (d) the 2017 November GRAT, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2017 May GRAT, and the 2017 November GRAT.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2017 May GRAT

The 2017 May GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2017 May GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2017 May GRAT, Mrs. Ergen is vested with sole voting and investment power over the 4,890,958 shares of Class B Common Stock held by the 2017 May GRAT, except as set forth in Item 6.

(D) 2017 November GRAT

The 2017 November GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2017 November GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2017 November GRAT, Mrs. Ergen is vested with sole voting and investment power over the 8,000,000 shares of Class B Common Stock held by the 2017 November GRAT, except as set forth in Item 6.

ITEM 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the second quarter of each year, Mr. Ergen receives an annuity amount from the 2017 May GRAT under the trust agreement governing the 2017 May GRAT, assuming that the 2017 May GRAT has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the 2017 May GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2017 May GRAT. On May 30, 2018, the 2017 May GRAT distributed 2,709,042 shares of Class B Common Stock held by the 2017 May GRAT to Mr. Ergen as an annuity payment. Therefore, the 2017 May GRAT currently has beneficial ownership of 4,890,958 shares of Class B Common Stock. The 2017 May GRAT is scheduled to expire in accordance with its terms on May 30, 2020.

ITEM 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on May 30, 2018.  See Items 11 and 13 of the cover pages to this Amendment No. 17 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock and 9,777,751 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by a grantor retained annuity trust and certain other trusts established by Mr. Ergen for the benefit of his family, including: (A) 4,969,546 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by the Ergen Three-Year 2015 SATS GRAT; and (B) 4,808,205 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, which are held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 17 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None of the Reporting Persons has effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: May 31, 2018	/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: May 31, 2018	/s/ Cantey M. Ergen
Cantey M. Ergen

ERGEN THREE-YEAR 2017 SATS GRAT

Dated: May 31, 2018	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2017 SATS GRAT

Dated: May 31, 2018	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: May 31, 2018	/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: May 31, 2018	/s/ Cantey M. Ergen
Cantey M. Ergen

ERGEN THREE-YEAR 2017 SATS GRAT

Dated: May 31, 2018	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2017 SATS GRAT

Dated: May 31, 2018	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee